SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

TechMedia Advertising, Inc.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

878342 104
(CUSIP Number)

Michael T. Shannon, Esq.
Jensen Lunny MacInnes
Law Corporation
Suite 2550 – 555 W. Hastings Street
Vancouver, British Columbia
Canada  V6B 4N5
(604) 684-2550
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

August 6, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13D to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  [   ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.: 878342 104	13D	Page 2 of 5

(1)	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Cher Kian Goh
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b)[ ]
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (See Instructions) OO (See Item 3)
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 2,400,000
	(8)	SHARED VOTING POWER 0
	(9)	SOLE DISPOSITIVE POWER 2,400,000
	(10)	SHARED DISPOSITIVE POWER 0
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,400,000
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.34%
(14)	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP NO.: 878342 104	13D	Page 3 of 5

Item 1.	SECURITY AND ISSUER

The class of equity securities to which this statement relates is common stock, $0.001 par value per share (the “Common Stock”) of TechMedia Advertising, Inc., a corporation organized under the laws of the State of Nevada (the “Issuer”).  The address of the principal executive offices of the Issuer is 62 Upper Cross Street, #04-01, Singapore, 058353.

Item 2.	IDENTITY AND BACKGROUND

(a) – (c)

Mr. Cher Kian Goh (“Alan Goh”) (age 48) of Blk. 151 Ang Mo Kio Ave. 5, #09-3040, Singapore, 560151, is currently the Secretary and a director of the Issuer and was formerly the President, CEO, CFO and Treasurer of the Issuer from January 15, 2009, until August 6, 2009.  From mid 2008, to present, Mr. Alan Goh has been the sole proprietor of Majestic Resources, which is based in Singapore and provides labor outsourcing services that recruits foreign workers to Singapore.

(d)

Mr. Alan Goh has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

Mr. Alan Goh has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

Mr. Alan Goh is a citizen of Singapore.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Pursuant to a letter agreement entered into on July 30, 2009, between the Issuer and Mr. Alan Goh, effective August 6, 2009, Mr. Alan Goh voluntarily cancelled 24,000,000 shares of the 26,400,000 shares of Common Stock of the Company registered in his name.  As a result, Mr. Alan Goh now only has 2,400,000 shares of Common Stock of the Issuer registered in his name.

Item 4.	PURPOSE OF TRANSACTION

Mr. Alan Goh is currently holding the shares for investment purposes.  Mr. Goh has no plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

CUSIP NO.: 878342 104	13D	Page 4 of 5

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)           Mr. Alan Goh currently directly owns 2,400,000 shares of Common Stock of the Issuer which represents approximately 5.34% of the outstanding Common Stock of the Issuer.  This percentage is based on 44,919,000 shares of Common Stock issued and outstanding as at Aug. 6, 2009.

(b)           Mr. Alan Goh has the sole power to vote or to direct the vote and the sole power to dispose or direct the disposition of 2,400,000 shares of Common Stock.

(c)           Except as otherwise described herein, Mr. Alan Goh has not affected any transaction in the Common Stock during the past sixty (60) days.

(d)           Except as otherwise described herein, and to the knowledge of the reporting person, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from sale of, the Common Stock deemed to be beneficially owned by them.

(e)           It is inapplicable for the purpose herein to state the date on which a party ceased to be an owner of more than five percent (5%) of the Common Stock.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the individuals or entities described in Item 2 or between such persons and any other persons with respect to the voting or disposition of the shares of Common Stock deemed to be beneficially owned by the reporting persons.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Not Applicable.

CUSIP NO.: 878342 104	13D	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 26, 2009	/s/ Cher Kian Goh
Cher Kian Goh